RECEIVED
MAR 0 2 2015
SEC MAIL PROCESSING SECTION
WASH., D.C.
194

SECURITIES AND EXCHANGE COMMISSION

15045979

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baystate Capital Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Whitney Ave, Suite 500
(No. and Street)

Holyoke (City) MA (State) 01040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Atilla Aritan 413-784-6196
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AD 3/13

OATH OR AFFIRMATION

I, Larry M. Humphrey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baystate Capital Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

- none -

SHARON A. QUESNEL
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 10, 2020

Notary Public

Signature

Treasurer and Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
TABLE OF CONTENTS
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Baystate Capital Services, Inc.:

In our opinion, the accompanying balance sheets and the related statements of financial condition, statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Baystate Capital Services, Inc. (the "Company") at December 31, 2014 and the results of its operations and its cash flows for the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 3 and 5, Baystate Capital Services, Inc. has significant transactions with its parent, Monarch Life Insurance Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Supplemental Information Schedule I: Computation of Net Capital is supplemental information required by Rule 15c3-1 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 15c3-1 under the Securities Exchange Act of 1934. In our opinion, the Supplemental Information Schedule I: Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 27, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

	2014
Assets:	
Cash	$ 11,411
Total Assets	$ 11,411
Liabilities and Stockholder's Equity:	
Total Liabilities	$ --
Stockholder's Equity:	
Common stock, par value $.01 per share 200,000 shares authorized, and 1,000 shares issued and outstanding	10
Additional paid-in capital	9,990
Retained earnings	1,411
Total Stockholder's Equity	11,411
Total Liabilities and Stockholder's Equity	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Revenues:		
Commissions	$	4,909
		4,909
Expenses:		
Commissions		4,909
		4,909
Net Income	$	--

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2013	$ 10	$ 9,990	$ 1,411	$ 11,411
Net Income	--	--	--	--
Balance at December 31, 2014	$ 10	$ 9,990	$ 1,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Cash Flows From Operating Activities:		
Net Income	$	--
Net Cash Provided by Operating Activities		--
Net Increase in Cash		--
Cash - Beginning of Period		11,411
Cash - End of Period	$	11,411

The accompanying notes are an integral part of these financial statements.

NOTE 1-ORGANIZATION

Baystate Capital Services, Inc. (the Company), a wholly-owned subsidiary of Monarch Life Insurance Company (Monarch Life), incorporated November 18, 1994, was capitalized on April 14, 1995 and commenced business on June 13, 1995. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as a registered broker-dealer for Monarch Life in order for Monarch Life to continue to accept premiums on and meet contractual obligations under existing variable life insurance policies and variable annuity contracts previously issued by Monarch Life.

Monarch Life is a wholly-owned subsidiary of Regal Reinsurance Company (Regal Re). On June 9, 1994, the Insurance Commissioner of the Commonwealth of Massachusetts (the Commissioner) was appointed receiver (the Receiver) of Monarch Life in a rehabilitation proceeding pending before the Supreme Judicial Court for Suffolk County, Massachusetts (the Court). A term sheet dated July 19, 1994 (the Term Sheet) among the Commissioner (in her capacity as Commissioner and Receiver) and certain Regal Re shareholders and noteholders and holders of Monarch Life's surplus notes (representing approximately 85% of both the total outstanding Regal Re notes and common stock) (the Holders) was approved by the Court on September 1, 1994. Pursuant to the Term Sheet, the Holders transferred their notes and stock into voting trusts for which the Commissioner is the sole trustee, which effectively vests control of Regal Re and Monarch Life in the Commissioner.

Monarch Life currently limits its business to maintaining its existing blocks of disability income insurance policies, variable life insurance policies, and annuity contracts. Monarch Life ceased issuing new variable life insurance policies and new annuity contracts effective May 1, 1992, and new disability income insurance policies effective June 15, 1993.

NOTE 2-ACCOUNTING POLICIES

The Company's financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). Preparing financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. The Company makes no estimates or assumptions and there were no reclassifications made from prior periods.

<u>Cash</u>: Cash is comprised of funds on deposit with commercial banks.

<u>Income Taxes</u>: The Company's operations are included in the consolidated life/non-life federal income tax return of Regal Re; however, pursuant to the terms of various agreements between Monarch Life and the Company, all operating expenses, including federal and state income taxes, are treated as a liability of Monarch Life and are paid by Monarch Life.

<u>Recognition of Commission Income and Expense</u>: Commission income and expense are recognized when the sales of financial products are settled. Recognition on a settlement date basis is materially the same as on a trade date basis.

<u>Statement of Changes in Subordinated Liabilities</u>: The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2014, or during the year then ended.

NOTE 2-ACCOUNTING POLICIES (Continued)

Subsequent Events: As of February 27, 2015, the date in which the financial statements were available to be issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2014 which require recognition or disclosure in the financial statements.

NOTE 3-COMMISSION INCOME

During 2014, the Company earned all of its commissions, which were $4,909 from Monarch Life.

NOTE 4-NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is subject to certain rules regarding minimum net capital and is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Minimum Net Capital required equals the greater of 6 2/3% of aggregate indebtedness or $5,000. Aggregate indebtedness, net capital and the resultant ratio for the Company at December 31, 2014, were as follows:

	2014
Aggregate indebtedness	$ --
Net capital	$ 11,411
Ratio of aggregate indebtedness to net capital	--

The Company's excess of net capital over minimum net capital required at December 31, 2014, based on its aggregate indebtedness, was $6,411.

The operations of the Company do not include the physical handling of securities or the maintenance of customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 do not apply under the exemptions allowed by paragraphs (d)(1)(I) and (k)(1) of that Rule.

NOTE 5-RELATED PARTY TRANSACTIONS

In accordance with various agreements between Monarch Life and the Company, the Company receives various services from Monarch Life, without charge, including accounting and data processing. All other operating expenses and tax liabilities (if any) of the Company are also borne by Monarch Life. As disclosed in Note 3, all commissions were earned from Monarch Life. There were no intercompany receivables or payables at December 31, 2014.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
SUPPLEMENTAL SCHEDULE
SCHEDULE I - SUPPLEMENTARY INFORMATION: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2014
Total stockholder's equity	$ 11,411
Haircut on nonexempt securities	--
Net capital	$ 11,411
Aggregate indebtedness	$ --
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 6,411
Ratio of aggregate indebtedness to net capital	--

The above calculation does not differ from the Company's calculation as reported in Part IIA of the unaudited FOCUS report.

BAYSTATE CAPITAL SERVICES, INC.'s
EXEMPTION REPORT

Baystate Capital Services, Inc. (the "Company") (a wholly-owned subsidiary of Monarch Life Insurance Company), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1) and

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Baystate Capital Services, Inc.

I, Atilla Aritan, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

[signature]

Atilla G. Aritan
President

Dated: 2/27/15

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Baystate Capital Services, Inc.

We have reviewed Baystate Capital Services, Inc. (the "Company")'s assertions, included in the accompanying Baystate Capital Services, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2015